SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
July 14, 2003

Cusip No. 53631T102

1. NAME OF REPORTING PERSON

Santa Monica Partners, L.P.
13-3100474

2. CHECK THE BOX IF MEMBER OF A GROUP              a[X]
                                                   b[]

3. SEC USE ONLY


4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
1,187,400

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,187,400

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.46%

14. TYPE OF REPORTING PERSON
PN

Cusip No. 53631T102

1. NAME OF REPORTING PERSON
Lawrence J. Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP              a[X]
                                    			b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
1,187,400

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,187,400

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14. TYPE OF REPORTING PERSON
IN

Cusip No. 53631T102

1. NAME OF REPORTING PERSON
SMP Asset Management LLC


2. CHECK THE BOX IF MEMBER OF A GROUP               a[X]
                                                    b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

7. SOLE VOTING POWER
1,187,400

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,187,400

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.46%

14. TYPE OF REPORTING PERSON
OO (LLC)


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Liquid Audio, Inc. ("LQID") CUSIP No. 53631T102. The principal executive offices of LQID are located at 800 Chesapeake Drive, Redwood City, CA 94063.

Item 2. IDENTITY AND BACKGROUND
This statement is filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners").
This statement is also being filed on behalf of SMP Asset
Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP
Asset Management") and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management.

The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica
Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa
Monica Partners.  The principal business address of Santa
Monica Partners, SMP Asset Management and Mr. Goldstein is
1865 Palmer Avenue, Larchmont, New York 10538.

To the best knowledge of the Reporting Person, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Goldstein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa
Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa
Monica Partners, which is managed by SMP Asset Management.
In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica
Partners which were made with the working capital of Santa
Monica Partners. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired the shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a.	As of the date of this Schedule 13D, Santa Monica
Partners beneficially owns in the aggregate 1,187,400
Shares, constituting 5.46% of the outstanding Shares.
SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13D-3 under the Exchange Act) the Shares in which Santa
Monica Partners may be deemed to possess direct beneficial ownership of such Shares for all other purposes.

b.	Santa Monica Partners has the sole power to vote or
direct the vote of 1,187,400 Shares and the sole power to dispose or direct the disposition of such Shares.
SMP Asset Management, as sole general partner of Santa
Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa
Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

c.	Santa Monica Partners engaged in the following
transactions in Shares of the Issuer during the past
60 days.

Date		Number of Shares		Price per Share
6/20/2003	    	117,400			0.36
6/23/2003		100,000			0.35
7/03/2003		570,000			0.37
7/10/2003		 50,000			0.36
7/11/2003		166,000			0.36
7/14/2003		184,000			0.36

All transactions involved purchases of Shares on the over-the-counter Nasdaq market. No other Reporting
Person effected transactions in Shares of the Issuer during the past 60 days.

d.	No other person is known to have the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

e.	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/15/03		SANTA MONICA PARTNERS, L.P.
			By: SMP Asset Management LLC

			By: /s/ LAWRENCE J. GOLDSTEIN
			----------------------------------------
			Lawrence J. Goldstein, President

			SMP ASSET MANAGEMENT LLC

			By: /s/ Lawrence J. Goldstein
			----------------------------------------
			Lawrence J. Goldstein, President

			By: /s/ Lawrence J. Goldstein
			----------------------------------------
			Lawrence J. Goldstein